Nasdaq Regulation

Arnold Golub
Vice President
Deputy General Counsel

Nasdaq

January 8, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 8, 2024 The Nasdaq Stock Market (the "Exchange") received from Regis Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.05 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,